[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

June 18, 2013

VIA EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation

Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by

Sprint Nextel Corporation

Filed June 3, 2013

File No. 001-34196

Dear Mr. Orlic:

This letter is being furnished on behalf of our client, Sprint Nextel Corporation, a Kansas corporation (“Sprint”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by Sprint with respect to Clearwire Corporation (File No. 001-34196) (the “Proxy Materials”) that were filed with the Commission on June 3, 2013.

In response to the Staff’s request that Sprint provide detailed legal analyses supporting the statements in the Proxy Materials that were the subject of the Staff’s comments and in addition to materials previously provided to the Staff by email on June 6, 2013 as supplemental information, enclosed herewith is a copy of a verified complaint and motion for expedited proceedings filed by Sprint in the Court of Chancery of the State of Delaware on June 17, 2013, which we are providing to the Staff on behalf of Sprint as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

If you have any questions concerning these matters, or require any further information, please call the undersigned at (202) 371-7535 or my partner, Thomas H. Kennedy, at (212) 735-2526.

United States Securities and Exchange Commission

Division of Corporation Finance

June 18, 2013

Very truly yours,

/s/ Jeremy London
Jeremy London

cc:	Thomas H. Kennedy, Esq.

Ajay Korduri, Esq.